SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from       to

Commission file number 0-13585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integra Bank Corporation
Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integra Bank Corporation
21 Southeast Third Street, Evansville, Indiana 47705

A. Financial Statements and Schedules:
Independent Auditors’ Report — December 31, 2002
Independent Auditors’ Report — December 31, 2001
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001
Notes to Financial Statements
Schedule I: Form 5500, Schedule H, Line 4I — Schedule of Assets Held for Investment Purposes at End of Year
Consent of BKD, LLP
Consent of Gaither Rutherford & Co., LLP
Certification of Chief Executive Officer
Certification of Chief Financial Officer

Required Information

A.	Financial Statements and Schedules:

Independent Auditors’ Report — December 31, 2002

Independent Auditors’ Report — December 31, 2001

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Schedule I: Form 5500, Schedule H, Line 4I — Schedule of Assets Held for Investment Purposes at End of Year

B.	Exhibits

23 — Consent of BKD, LLP

23A — Consent of Gaither Rutherford & Co., LLP

99 — Certification of Chief Executive Officer

99A — Certification of Chief Financial Officer

Independent Accountants’ Report

Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2002, and the related statements of changes in net assets available for benefits for the year then ended and the accompanying supplemental schedule. These financial statements and schedule are the responsibility of the Plan administrator. Other accountants were engaged to audit the financial statements of the Integra Bank Corporation Employees’ 401(k) Plan as of and for the year ended December 31, 2001, whose report dated July 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Evansville, Indiana
April 18, 2003

Federal Employer Identification Number: 44-0160260

INDEPENDENT AUDITORS’ REPORT

Integra Bank Corporation
   Employees’ 401(k) Plan
Evansville, Indiana

We have audited the accompanying statement of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Gaither Rutherford & Co., LLP

Evansville, Indiana
July 15, 2002

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

Assets

	2002	2001

Investments	$14,052,426	$15,919,547

Receivables
Employer’s contributions	44,148	49,616
Participants’ contributions	58,832	39
Accrued interest and dividends	22,115	18,271
Other receivables	17,391	—

	142,486	67,926

Cash	16,886	146,196

Total assets	14,211,798	16,133,669
Liabilities
Accounts payable	90,304	10,340

Net Assets Available for Benefits	$14,121,494	$16,123,329

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Investment Income
Net depreciation in fair value of investments	$(2,930,645)	$(2,194,212)
Interest and dividends	328,659	346,683

Net investment income	(2,601,986)	(1,847,529)

Contributions
Employer	882,010	855,533
Participants	1,537,183	1,536,882
Rollovers	750,305	1,647,386

	3,169,498	4,039,801

Total additions	567,512	2,192,272

Deductions
Benefits paid directly to participants	2,445,392	1,663,421
Administrative expenses	123,955	118,782

Total deductions	2,569,347	1,782,203

Net Increase (Decrease)	(2,001,835)	410,069
Net Assets Available for Benefits, Beginning of Year	16,123,329	15,713,260

Net Assets Available for Benefits, End of Year	$14,121,494	$16,123,329

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 1: Description of the Plan

The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from the Plan administrator, Integra Bank Corporation.

General

The Plan is a defined contribution plan covering substantially all employees of Integra Bank Corporation (Company) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.

Contributions

Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of his compensation, and 50% of the participant’s contribution on the next 2% of his compensation. In addition, the Company may make a profit sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.

Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers eleven mutual funds and Integra Bank Corporation common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, forfeitures of terminated participants’ nonvested profit sharing accounts and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Vesting

Participants are immediately vested in their voluntary and rollover contributions plus earnings thereon. Vesting in the Company’s contribution portions of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after one year of continuous service. Alternatively, a participant may become fully vested upon the attainment of age 65, disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to employer matching accounts are used to reduce the Company’s matching contributions. Forfeitures relating to the profit sharing accounts are allocated among active participants based upon compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account. At December 31, 2002 and 2001, Plan assets include $57,264 and $144,097 respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Plan Tax Status

The Plan obtained its latest determination letter on February 22, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents the Plan’s investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2002	2001

Investments at Fair Value as Determined by Quoted Market Price
Mutual funds
Harbor Bond Fund	$2,575,576	$2,131,398
Invesco Stock Funds, Inc. Dynamics Fund	—	1,991,778
Vanguard Index Trust 500 Fund	4,847,071	6,428,737
Alger Mid Cap Growth Fund	1,227,437	—
Charles Schwab Family Funds—Retirement Money	1,922,771	2,142,871
Other funds	1,887,956	1,552,203
Common stock—Integra Bank Corporation	1,591,110	1,668,530

	14,051,921	15,915,517
Investments at Cost Which Approximates Market
Money market fund	505	4,030

Total investments	$14,052,426	$15,919,547

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

During the years ended 2002 and 2001, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $2,930,645 and $2,194,212, respectively, as follows:

	2002	2001

Investments at Fair Value as Determined by Quoted Market Price
Mutual funds	$(2,674,792)	$(1,977,068)
Common stock	(255,853)	(217,144)

Net depreciation in fair value	$(2,930,645)	$(2,194,212)

Interest and dividends realized on the Plan’s investments for the years ended 2002 and 2001, were $328,659 and $346,683, respectively.

Note 4: Related Party Transactions

The Integra Bank Trust Department acts as Trustee of the Plan. Trustee fees of $21,668 and $39,503 were paid by the Plan for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Plan had accounts payable of $19,217 and $0, respectively, due to the Trustee.

Included in Plan assets at December 31, 2002 and 2001, were shares of Integra Bank Corporation common stock totaling $1,591,110 and $1,668,530, respectively.

The Plan incurs expenses related to general administration and recordkeeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 5: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001, to Form 5500:

	2002	2001

Net assets available for benefits per the financial statements	$14,121,494	$16,123,329
Amounts allocated to withdrawing participants	(57,264)	(144,097)

Net assets available for benefits per Form 5500	$14,064,230	$15,979,232

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2002 and 2001, to Form 5500:

	2002	2001

Benefits paid to participants per the financial statements	$2,445,392	$1,663,421
Add: Amounts allocated to withdrawing participants at end of year	57,264	144,097
Less: Amounts allocated to withdrawing participants at beginning of year	(144,097)	—

Benefits paid to participants per Form 5500	$2,358,559	$1,807,518

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 6: Subsequent Event

Effective January 1, 2003, the Plan was amended in order to satisfy the requirements of a safe harbor plan. The significant provisions of the safe harbor amendment relate to safe harbor employer matching contributions and vesting of employer matching contributions.

Supplemental Schedule

Integra Bank Corporation Employees’ 401(k) Plan
EIN 35-1632155 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of Issuer (a)	Description of Investment			Current Value

Mutual Funds
Harbor Bond Fund	Mutual fund,	220,134.71	shares	$2,575,576
Vanguard Index Trust 500	Mutual fund,	59,729.77	shares	4,847,071
Janus Overseas Fund	Mutual fund,	43,142.70	shares	659,652
Harbor Capital Appreciation Fund	Mutual fund,	23,457.13	shares	474,069
Selected American Shares	Mutual fund,	22,905.99	shares	584,332
Alger Mid Cap Growth Fund	Mutual fund,	228,999.42	shares	1,227,437
Berger Mid Cap Value Fund	Mutual fund,	4,264.72	shares	62,734
Dimensional U.S. Small Cap Value Fund	Mutual fund,	2,843.42	shares	43,703
Liberty Acorn Fund	Mutual fund,	4,084.20	shares	63,305
Charles Schwab Family Funds— Retirement Money	Mutual fund,	1,922,770.93	shares	1,922,771
Charles Schwab Family Funds— Institutional Advantage	Mutual fund,	160.52	shares	161

				12,460,811
Common Stock—Integra Bank Corporation*	Common stock,	89,287.90	shares	1,591,110
Money Market Fund—Charles Schwab
Family Funds—Money Market Fund	Money market fund,	.86%		505

				$14,052,426

*	Related party

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	Integra Bank Corporation Employees’ 401 (k) Plan Integra Bank Corporation, as Plan Administrator

June 30, 2003 Date	/s/ Nancy G. Epperson Nancy G. Epperson Director of Human Resources